UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(h) of the Investment Company Act of 1940

(Print or type responses)

1. Name and Address of Reporting Person*

Saunders, Donald G.
(Last) (First) (Middle)

2877 Paradise Road
(Street)

Las Vegas, Nevada 89109
(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

July 19, 2002

4. Issuer Name **and** Ticker or Trading Symbol

Shallbetter Industries, Inc. SBNS

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

___Director _X 10% Owner

___ Officer __ Other
(specify) (give title below)

6. If Amendment, Date of Original
(Month/Day/Year)

____

7. Individual or Joint/Group Filing (Check Applicable Line)
_ Form filed by One Reporting Person
X Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Beneficially Owned

1. Title of Security (Inst. 4)	2. Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Inst. 5)	4. Nature of Indirect BeneficialOwnership (Inst. 5)
Common Stock	**412,500**	**I**	**Held by the Don and Bonnie Saunders Family Trust**
Common Stock	**333,333**	**I**	**Held by the Saunders Childrens' Trust**

Table 1I - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Inst. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

/S/ DONALD G. SAUNDERS	**August 8, 2002**
Signature of Reporting Person	Date

* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v)
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Attached list of name of person beneficially owning the same securities as Donald G. Saunders

Bonnie Saunders
2877 Paradise Road
Las Vegas, Nevada 89109